UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated May 17, 2019 in respect of Voluntary Announcement- Signing of Cooperation Agreement in Relation to Comprehensive Reform Under the “Double-hundred Action” by China Unicom Yunnan with Partners.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: May 20, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Voluntary Announcement

Signing of Cooperation Agreement in Relation to Comprehensive Reform Under the

“Double-hundred Action” by China Unicom Yunnan with

Partners

Reference is made to the announcement of China Unicom (Hong Kong) Limited (the “Company”) dated 28 October 2018 (the “Announcement”) in relation to the open recruitment of contract-out operational partners for China Unicom Yunnan through CUCL, a wholly-owned subsidiary of the Company. Unless otherwise specified, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

On 17 May 2019, China Unicom Yunnan entered into the Cooperation Agreement in Relation to Comprehensive Reform Under the “Double-hundred Action” of Yunnan Branch of China United Network Communications Corporation Limited (the “Cooperation Agreement”) with Hengtong Optic-Electric Co., Ltd. (“Hengtong”), Ningbo Akin Electronic Technology Co., Ltd. (“Akin”) and Beijing Ichinae Science & Technology Co., Ltd. (“Ichinae”) (Hengtong, Akin and Ichinae are hereinafter collectively referred to as the “Partners”, and individually as a “Partner”), relating to, among others, investment in the construction of access network assets of China Unicom Yunnan, establishment of a provincial operating company and innovative business platform, and cooperation in relation to contract-out of China Unicom Yunnan’s operations.

The cooperation under the Cooperation Agreement mainly involves:

1.	Investment in the construction of access network assets

The Partners will invest in the construction of access network assets in 16 prefectures and cities in Yunnan Province during the cooperation period.

2.	Establishment of Yunnan provincial operating company and innovative business platform

CUCL or its designated investment entity will, together with the Partners or their respective wholly owned subsidiaries, make capital contribution to establish Yunnan provincial operating company. The establishment of the Yunnan provincial operating company does not constitute a discloseable transaction of the Company under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Partners will establish an innovative business platform with the Yunnan provincial operating company, tentatively in the form of a limited partnership, which shall be responsible for the investment in and establishment of the provincial innovative business platform, the internal incubation of, and the external equity investment for, the innovative business.

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3.	Cooperation in relation to contract-out of operations

China Unicom Yunnan will carry out comprehensive cooperation with the Partners within the scope of business as stipulated in its business licences and within the scope that China Unicom has entrusted China Unicom Yunnan to conduct business (the “Scope of Contracted Business”), which includes the following:

(1)

At Yunnan provincial level: China Unicom Yunnan will enter into an entrusted contract-out operation agreement with the Yunnan provincial operating company under which (A) China Unicom Yunnan shall authorise the Yunnan provincial operating company to conduct business in the name of China Unicom Yunnan within the Scope of Contracted Business and to manage some of the assets of China Unicom Yunnan; and (B) the Yunnan provincial operating company shall be accountable to the operating profit of China Unicom Yunnan, and the Yunnan provincial operating company shall make up to China Unicom Yunnan for any shortfall below the profit targets and shall be entitled to any portion in excess of the profit targets.

(2)

At the prefectural and city level of Yunnan Province: During the period of cooperation, China Unicom Yunnan will enter into entrusted contract-out operation agreements with the operating companies controlled by the Partners respectively at the prefectural and city level (the “Operating Companies at the Prefectural and City Level”) under which (A) China Unicom Yunnan will cooperate with the Partners in accordance with the geographical division determined in the shortlisting process and shall authorise the Operating Companies at the Prefectural and City Level to conduct business in the name of the branch companies of China Unicom Yunnan at the prefectural and city level at their relevant prefectures and cities within the Scope of Contracted Business; and (B) the Operating Companies at the Prefectural and City Level shall be accountable to the operating profit of their respective prefecture or city, and the Operating Companies at the Prefectural and City Level together with their respective controlling Partners shall make up to China Unicom Yunnan for any shortfall below the profit targets and the Operating Companies at the Prefectural and City Level or their respective controlling Partners shall be entitled to any portion in excess of the profit targets.

The Cooperation Agreement shall be valid for a term of ten years and shall become effective after all parties have completed their respective internal approval or authorisation procedures and have also signed and sealed on the Cooperation Agreement.

By Order of the Board of
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 17 May 2019

Forward-looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

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As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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